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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GETTY REALTY CORP.
(Name of Issuer)
Common Stock,
par value $0.01 per share
(Title of Class of Securities)
374297 10 9
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No.	374297 10 9	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS: Milton Cooper

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	5	SOLE VOTING POWER:

NUMBER OF		1,117,315

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		209,900 (disclaims beneficial ownership of 65,537 of these shares)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,117,315

WITH:	8	SHARED DISPOSITIVE POWER:

		209,900 (disclaims beneficial ownership of 65,537 of these shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,327,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	374297 10 9	Page	3	of	5	Pages
Item 1(a). Name Of Issuer:
     Getty Realty Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     125 Jericho Turnpike, Suite 103
      Jericho, New York 11753
Item 2(a). Name of Person Filing:
     Milton Cooper
Item 2(b). Address of Principal Business Office or, if none, Residence:
                     c/o Kimco Realty Corp.
                     3333 New Hyde Park Road, Suite 100
                     New Hyde Park, New York 11042
Item 2(c). Citizenship:
     New York
Item 2(d). Title of Class of Securities:
     Common stock, par value $0.01 per share
Item 2(e). CUSIP Number:
     374297 10 9
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

CUSIP No.	374297 10 9	Page	4	of	5	Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4. Ownership
Common Stock
(a)	Amount Beneficially Owned:

As of December 31, 2005: 1,327,215 shares

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or direct the vote: 1,117,315

(ii)	shared power to vote or direct the vote: 209,900 (disclaims beneficial ownership of 65,537 of these shares)

(iii)	sole power to dispose or to direct the disposition of: 1,117,315

(iv)	shared power to dispose or to direct the disposition of: 209,900 (disclaims beneficial ownership of 65,537 of these shares)
Item 5. Ownership of Five Percent or Less of a Class.
If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
           Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.

CUSIP No.	374297 10 9	Page	5	of	5	Pages
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006	/s/ Milton Cooper
Milton Cooper